Fifteenth Bank Loan Certificate of Notification
                             (Fourth Quarter - 2000)

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated December 13, 1996 in the matter of File No. 70-8947.

                              - - - - - - - - - - -

Gulf Power Company (GULF) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the fourth quarter of 2000, GULF had:

Short-term and/or term loan notes outstanding - $43,000,000;

Commercial paper to dealers outstanding - $0; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       February 27, 2001                    GULF POWER COMPANY


                                                  By: /s/Wayne Boston
                                                        Wayne Boston
                                                    Assistant Secretary